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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                             AMENDMENT NO. 1 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                             AMENDMENT NO. 1 TO
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           TRISTAR AEROSPACE CO.
                           ---------------------
                         (Name of Subject Company)

                             ALLIEDSIGNAL INC.
                       ALLIEDSIGNAL ACQUISITION CORP.

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                                 (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE

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                       (TITLE OF CLASS OF SECURITIES)

                                89674L-10-1
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                       (CUSIP NUMBER OF COMMON STOCK)

                           DAVID K. ROBBINS, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                     350 SOUTH GRAND AVENUE, 32ND FLOOR
                     LOS ANGELES, CALIFORNIA 90071-3406
                               (213) 473-2000
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    ALLIEDSIGNAL INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC,00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,611,740 (1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,611,740 (1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.6%

14  TYPE OF REPORTING PERSON*

    CO

(1) See Item 7 of Schedule 14D-1 and Items 4 and 5 of Schedule 13D, each filed by AlliedSignal Inc. and AlliedSignal Acquisition Corp. on November 5, 1999, as well as Item 7 herein.


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1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    ALLIEDSIGNAL ACQUISITION CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,611,740 (1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,611,740 (1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.6%

14  TYPE OF REPORTING PERSON*

    CO

(1) See Item 7 of Schedule 14D-1 and Items 4 and 5 of Schedule 13D, each filed by AlliedSignal Inc. and AlliedSignal Acquisition Corp. on November 5, 1999, as well as Item 7 herein.


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     This Amendment No. 1, filed on November 22, 1999 to the Schedules
14D-1 and 13D filed on November 5, 1999, relates to the offer by AlliedSignal Acquisition Corp., a Delaware corporation ("Offeror") and direct wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of TriStar Aerospace Co., a Delaware corporation (the "Company"), at a purchase price of $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer").

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby amended to add the following information:

     On November 19, 1999, Offeror, Parent, P. Quentin Bourjeaurd and Charles Balchunas entered into an amendment (the "Shareholders Amendment") to the Tender and Option Agreement, dated October 31, 1999 (the "Shareholders Agreement"), among Offeror, Parent, P. Quentin Bourjeaurd and Charles Balchunas, which Shareholders Agreement was attached as an exhibit to the Schedules 14D-1 and 13D filed by Offeror and Parent on November 5, 1999.

     The Shareholders Amendment, filed as Exhibit (c)(5) hereto and incorporated herein by reference, amends Schedule A to the Shareholders Agreement to correct a misstatement in the original Shareholders Agreement of the number of shares owned by Mr. Bourjeaurd. The Shareholders Amendment reflects that Mr. Bourjeaurd owns 1,338,920 Shares. Accordingly, the number of Shares subject to the Shareholders Agreement represent approximately 8.5% of the issued and outstanding shares of Company Common Stock as of October 31, 1999, and the number of Shares and options subject to the Shareholders Agreement represent approximately 18.6% of the issued and outstanding shares of Company Common Stock (including the options owned by Messrs. Bourjeaurd and Balchunas) as of October 31, 1999. The Shareholders Amendment made no other changes to the Shareholders Agreement.


ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended to add the following information:

     At 11:59 p.m. on November 20, 1999, the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired without a request for additional information from the Federal Trade Commission or the Antitrust Division of the Department of Justice.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibits:

     (a)(10) - Form of Joint Press Release, as issued by Parent and the Company on November 22, 1999.

     (c)(5) - Amendment, dated November 19, 1999, to Tender and Option Agreement, dated October 31, 1999, among Offeror, Parent, P. Quentin Bourjeaurd and Charles Balchunas.


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                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    November 22, 1999

                                       ALLIEDSIGNAL INC.


                                       By: /s/ Peter M. Kreindler
                                          ---------------------------------
                                          Name:  Peter M. Kreindler
                                          Title: Senior Vice President,
                                                 General Counsel and Secretary

                                       ALLIEDSIGNAL ACQUISITION CORP.


                                       By: /s/ Victor P. Patrick
                                          ---------------------------------
                                          Name:  Victor P. Patrick
                                          Title: Vice President and Secretary


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                               EXHIBIT INDEX



EXHIBIT                       DESCRIPTION NO.
-------                       ---------------

(a)(10)  --   Form of Joint Press Release, as issued by Parent and the
              Company November 22, 1999.

(c)(5)   --   Amendment, dated November 19, 1999, to Tender and Option
              Agreement, dated October 31, 1999, among Offeror, Parent,
              P. Quentin Bourjeaurd and Charles Balchunas.